                                                                  Exhibit 12 (a)


                           J. C. Penney Company, Inc.
                          and Consolidated Subsidiaries

       Computation of Ratios of Available Income to Combined Fixed Charges
                    and Preferred Stock Dividend Requirement



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



                                                                                    52 weeks ended
                                                                         ---------------------------------------
                                                                            Jul. 26                  Jul. 27
($ Millions)                                                                  1997                     1996
                                                                         -------------           ---------------
Income from continuing operations                                        $         856           $         1,218
      (before income taxes, before
      capitalized interest, but after
      preferred stock dividend)

Fixed charges

Interest (including capitalized interest) on:

      Operating leases                                                             110                       102
      Short term debt                                                              124                       110
      Long term debt                                                               412                       281
      Capital leases                                                                 7                         6
      Credit facility                                                               19                         -
      Other, net                                                                    (3)                        2

                                                                         -------------           ---------------
Total fixed charges                                                                669                       501

Preferred stock dividend, before taxes                                              47                        47

Combined fixed charges and preferred
                                                                         -------------           ---------------
      stock dividend requirement                                                   716                       548

Total available income                                                   $       1,572           $         1,766
                                                                         =============           ===============

Ratio of available income to combined
      fixed charges and preferred stock
      dividend requirement                                                         2.2                       3.2
                                                                         =============           ===============


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The interest  cost of the LESOP notes  guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period of time other than a 52 week period are inappropriate.